ANNUAL REPORT 2002

Delivering usability in the palm of your hand

People want to communicate

- anytime, anywhere, on any device

Our world is the evolving world of human connection. A world of electronic communication devices —mobile phones, personal digital assistants, hand-held computers and television set-top boxes designed for modern communications like short messaging, e-mail, e-commerce and Web browsing. We provide our customers with a full range of intuitive and easy to use software applications designed to simplify the way we enter data on communications devices, in 41 different language databases for use around the world. In other words, we offer usability in the palm of your hand.

Our superior products simplify the communication process

We have a singular focus: making our customers' mobile devices smarter and easier to use. We make "intelligent interfaces," meaning software that is embedded in mobile devices that simplify the data entry and interaction process. The result is richer, more personalized interaction for easy, quick and intuitive communications. Our products:

eZiText® provides efficient and fast text entry through predictive one-touch entry and word completion, coupled with memory of a user's language patterns and behavior.

eZiTap™ combines the power of predictive texting and language memory with the familiarity and flexibility of multi-tap input. eZiTap is ideal for the youth market where multi-tap is used to create unique and fun vocabulary and texting shortcuts.

eZiNet™, our data indexing and retrieval solution that creates an intelligent link between the client and the network to reduce the number of key strokes required to access any type of data regardless of where the information is stored – on the device, network or even a personal computer.

Our opportunities are astonishing

Our markets are global and expanding. One billion short messages were sent each day around the world, and over 400 million handsets were sold last year alone.1 Our business model — embedding our software in the most advanced electronic communication devices on the planet — is designed to ride this wave of the future. This business is ours to capture.

Our growth is robust

We established our base in Asia, which has emerged as the new global epicenter for consumer electronics innovation and manufacturing. More than 40 of our 60 plus worldwide manufacturing customers are supplying mobile handsets and set-top boxes in China, the fastest growing and largest mobile market in the world. We have used this base, and the knowledge we have developed to extend our solutions to the rest of the world. We have created solutions in Hindi for the mobile messaging market in India, an increasingly important wireless market. And we continue to expand throughout Europe and North America where the appetite for mobile communication and connection is exploding.

Our strategic alliances are long-term

We have formed strategic alliances with industry leading technology providers to develop and deliver our software to the world. These alliances are the cornerstone of our strategy and we, in turn, are at the core of their technologies. Once embedded in their designs, we are firmly established as essential components within the products of these industry leaders for years to come. Our support resources cement our relationships.

Our customer and alliance base is solid and growing, giving us important global presence

Usability

is the ability to easily communicate and access data, through any device, anytime, anywhere.

360 billion short messages were sent in 2002.2

Usability

makes this possible!

By the end of 2002, we had signed embedded licensing agreements with more than 60 original design and equipment manufacturers and formed important strategic alliances with many more around the world. Our products were embedded in 216 unique handset models in the markets of every major continent around the world. In fact, new Zi-enabled devices were introduced into the market approximately every two days in 2002, and this number is set to increase dramatically in 2003.

1 Gartner Dataquest, 2002
 2 CellularOne, 2003

Letter to Shareholders

To my fellow shareholders:

The year 2002 was a challenging year for Zi Corporation, one in which we showed resilience in the face of extraordinary obstacles. 2002 was also a year that we demonstrated the potential of our proprietary products and the leadership provided by our management team. Our core Zi Technology business unit enjoyed significant growth throughout the year, particularly during a strong fourth quarter, which we believe is a good indication of the momentum we have built going into 2003. We are especially pleased with the growth in our customer base and our operational performance, which produced improved gross margins and record revenues for the year, thanks to a significant growth in royalties from our eZiText® software. We believe this kind of performance has set the stage for a successful and profitable future.

Revenue for 2002 increased 145 per cent to $13.2 million, up from $5.4 million in 2001. Net loss for the year, which included $29.3 million in non-recurring charges, was $40.4 million, or a $1.07 loss per share, compared to the net loss in 2001 of $18.7 million, or $0.50 loss per share. These non-recurring items included $10.8 million in litigation and settlement costs, $4.4 million for impairment of goodwill and deferred software development costs in the e-learning segment, and a $9.1 million loss from our discontinued Hong Kong-based telecom technology business unit.

During 2002, the intellectual property litigation we had been engaged in for some time was resolved. Today, as we grow into 2003, we have certainty around all of our products, and the market overhang that this litigation created is behind us. We are able to devote our full attention to a bright and promising future.

There is no question that our technology is winning acceptance in a vast, expanding and competitive worldwide market place. Our products have proven they can ease the speed and accuracy of text input for essential applications such as short messaging, e-mail, instant messaging, e-commerce and Web browsing. These applications are increasingly being demanded by a worldwide customer base. Short messaging (SMS) alone is a service that is booming around the world with over 360 billion messages sent in 2002.

Our core technology product, eZiText, is an intuitive text entry solution that predicts words in 41 language databases, including most recently Hindi for the large, untapped Indian market. We now work with more than 60 customers worldwide, including Kenwood, Alcatel, Kyocera, Samsung and Sony Ericsson, just to name a few, and we believe our business is positioned to continue the growth we established in 2002.

Our proprietary eZiText predictive text software was embedded in 154 new handset models during 2002, bringing the total of all models with our software to 216 by year's end. These accomplishments have set the table for our growth in 2003, and beyond, and will lead to additional increases in royalty revenue as our licensees begin to ship even more products and our new products reach further into the market.

We have made significant inroads into the very important Asian market, including Korea, Taiwan and China. We recently announced that we have been granted a patent from the State Intellectual Property Office of the People's Republic of China that covers essential elements of our eZiText for Chinese text input. This patent announcement became international news largely because China is considered the largest market in the world with 200 million mobile subscribers as of November 2002. And, mobile subscribers in China are expected to grow at a rate of 13 to 20 per cent a year to reach 300 million subscribers by the end of 2004. The vast majority of our customers are now supplying the Chinese market and it is critical they have a solution such as ours that is approved by the Chinese regulatory commissions and certain elements protected under a patent granted by the Chinese patent authorities. This was an important milestone for us and we believe it will be a significant business driver for us in the months and years to come.

One of the highlights of our very strong fourth quarter, a time when we tripled our revenues when compared to the same quarter in 2001, was our announcement that we had licensed our eZiText technology to Kyocera Wireless Corp. of San Diego. Since Kyocera is a leading supplier of innovative and feature-rich CDMA (Code Division Multiple Access) wireless phones and accessories, the announcement of the Kyocera relationship marked our launch into the important North American market. In the U.S. alone, the number of wireless subscribers sending short messages will exceed 150 million this year. The Kyocera 2300 Series, the first Kyocera phones to include our technology for predictive text input in English, French and Spanish, is already available in retail stores.

Further cementing our North American launch was the announcement that Samsung Electronics, the world's third largest manufacturer of wireless handsets, had chosen eZiText as the text messaging standard for its latest Palm Powered smart phone, the SPH-i500. Samsung chose our technology because eZiText input enables its customers to enjoy a faster and more personalized experience when sending or receiving short messages, e-mail, Internet browsing, or engaging in e-commerce. This is another important milestone for us, in an important market. We look forward to a long and prosperous relationship with Samsung and all of our important customers as we continue to expand into North America.

In 2002, we were also able to make great inroads in the European and Asia Pacific regions through our relationships with Asian-based original equipment manufacturers (OEM's) like LG Electronics and VK Corporation. Gartner Dataquest predicts that the 423 million handsets sold in 2002 will grow by 10 to 15 per cent in 2003 and we are confident that our global reach and strong relationships will solidify our prominent role in these expanding markets.

Throughout 2002 we were focused on the objectives we set forth at the beginning of the year – to grow our business and concentrate our resources and energy around our core, Zi Technology, and we will continue on this path. We made solid progress growing our business in 2002 amidst a challenging global economy, and we streamlined our operations and monetized a major portion of our e-learning assets. Magic Lantern was sold last November in return for 29.75 million common shares of the purchaser, a publicly traded U.S.-based company, and we discontinued operations of Zi Services in Hong Kong last December, recording all charges associated with those transactions in the latter part of the year. The next step will be to monetize our interest in Oztime, our China-based e-learning subsidiary, which will leave us focused solely on the expansion of one active business unit: the Zi Technology business. Going forward, we are seeking additional capital to help us refinance the debt associated with the settlement of the intellectual property litigation and to help fund our operations.

Thanks to the work we completed in 2002, we have achieved critical mass. Our Zi Technology business unit generated an operating profit in the fourth quarter of 2002 due largely to record revenues, and we strongly believe this will launch us into a very rewarding 2003. Our focus remains on our goals of generating solid revenue growth, global market share expansion and reaching profitability.

I would like to thank all of our employees for their tireless efforts on behalf of Zi Corporation and thank our shareholders who have seen us through a challenging but rewarding 2002. I sincerely believe our very best days are still to come and I look forward to reporting our progress in the coming quarters.

Yours truly,

s/Michael E. Lobsinger

Michael E. Lobsinger
Chairman and Chief Executive Officer
April 21, 2003

Management’s Discussion and Analysis of Results of Operations

Financial Highlights
For the years ended December 31 (thousands except per share amounts)	2002	2001	2000
Revenue	$13,204	$5,379	$4,742
Gross margin	11,576	3,739	3,706
Net loss from continuing operations	(31,310)	(10,724)	(5,468)
Discontinued operations	(9,077)	(7,958)	(6,490)
Net loss	$(40,387)	$(18,682)	$(11,958)
Net loss per share from continuing operations - basic and diluted	$(0.83)	$(0.29)	$(0.15)
Net loss per share - basic and diluted	$(1.07)	$(0.50)	$(0.33)
Outstanding shares, weighted average	37,767	37,231	36,690
Outstanding shares, end of period	37,914	37,545	36,991

All dollar amounts are in Canadian dollars and in accordance with generally accepted accounting principles in Canada unless otherwise stated. This information should be read in conjunction with the Company's audited consolidated financial statements and notes.

Overview

Zi Corporation (the “Company” or “Zi”) develops intelligent interface solutions to enhance the usability of mobile and consumer electronic devices. The Company's embedded software products make electronic devices such as mobile phones, personal digital assistants and television set-top boxes easier to use in 41 language databases.

The Company's core technology product, eZiText ® , and the Company's new input mode, eZiTap ™ , are predictive text input solutions that permit easy input of letters on small form factor devices that have limited keypads (such as a cellular phone).  The Company's products predictively complete words and automatically learn new user created personal language. By predictively offering word candidates as text is being entered, eZiText and eZiTap significantly increase the ease, speed and accuracy of text input on electronic devices for applications such as short messaging, e-mail, e-commerce and Web browsing.

At December 31, 2002, Zi had 63 license agreements signed. Zi's eZiText and eZiTap customers are predominately original equipment manufacturers (OEMs) and original design manufacturers (ODMs) and include licensees such as Sony Ericsson, Samsung, Alcatel, Kyocera, LG Electronics and DBTel. Substantially all of the eZiText – enabled devices have been sold in the Asian markets where the use of ideographic languages makes Zi’s products especially valuable technology features on devices.

eZiNet™ , Zi’s new data indexing and retrieval solution, was developed to create an intelligent link between the client and the network to reduce the number of key strokes required to access any type of data regardless of where the information is stored - on the device, network or even a personal computer.

In addition to its core Zi Technology business, Zi's e-Learning investments include its wholly-owned subsidiary, Oztime and a 45per cent equity interest in the American Stock Exchange listed Magic Lantern Group, Inc. ("Magic Lantern"). Oztime is a leading provider of e-Learning in China, combining technology, content and customer service for Chinese organizations, enterprises and individuals. Magic Lantern is a Canadian based provider of educational video content.

In the first quarter of 2002, Zi acquired 100 per cent of Magic Lantern Communications Ltd. ("MLC") to complement its e-Learning segment. In the fourth quarter of 2002, Zi completed the sale of MLC to Magic Lantern in exchange for a 45 per cent interest in Magic Lantern and a US$3 million note receivable.

During 2002, Zi held an investment in Zi Services, the telecom engineering division of the Company. Zi Services provided specialized product development and customized solutions in Bluetooth™ ,VoIP and man-machine interface design.  As a result of market factors, Zi discontinued the operations of this investment in late 2002 and divested the Zi Services assets.

In 2001, Tegic Communications Inc. ("Tegic"), a unit of AOL Time Warner ("AOL"), and plaintiff in a U.S. District Court proceeding against Zi alleged, among other things, infringement of certain U.S. patents by Zi. A jury trial was held in the third quarter of 2002 and AOL was awarded damages of US$9 million. In December 2002, pursuant to a settlement agreement between AOL and the Company, the judgment and related matters were settled.

Financial review

This discussion and analysis of financial condition and results of operations for the three years ended December 31, 2002, 2001 and 2000, should be read in conjunction with the audited consolidated financial statements and related notes in the Annual Report. The effects on net loss arising from differences in generally accepted accounting principles (“GAAP”) between Canada and the United States are outlined in note 17 to the audited consolidated financial statements.

During 2002, Zi adopted new accounting policies with respect to goodwill and intangibles as required under Canadian and U.S. GAAP. As a result, Zi ceased amortization of goodwill in 2002 and evaluated goodwill for impairment on January 1, 2002 and on September 30, 2002, and will continue to evaluate goodwill for impairment on September 30 of each year hereafter.

Discontinued operations

On June 30, 2002, the Board of Directors of the Company approved the adoption of a plan to dispose of its Zi Services business segment. Accordingly, the results of operations of this business, including the estimated costs of selling and closing the business segment, were accounted for on a discontinued basis as at June 30, 2002. On July 1, 2002, the Company announced that it had executed a letter of intent to sell Zi Services. On October 31, 2002, the letter of intent expired. Management determined that the carrying value of Zi Services was no longer recoverable with certainty. As a result, in 2002 the Company recorded a provision of $4.4 million to cover non-recoverability of costs. Combined operating losses and provision for non-recoverable costs amounted to $9.1 million. As at December 31, 2002, the Company had sold the remaining assets of this business segment and no longer carries on related business activities.

Net loss

The financial impact of the loss at trial under the patent infringement suit required the Company to focus on its core Zi technology business and harshly assess its continuing ability to fund an appeal of the jury verdict, as well as its other businesses and investments. Consequently, included in the net loss of $40.4 million is provision for net losses in the aggregate amount of $24.9 million in respect of VoIP and Bluetooth technology business (Zi Services), Oztime costs associated with legal fees and judgment settlement costs and the loss from discontinued operations of $9.1 million.

Results of continuing operations

The growth in commercialization of Zi's technology generated a 145 per cent increase in revenue from continuing operations over that in 2001.

Revenue from continuing operations for 2002 rose to $13.2 million from $5.4 million in 2001. The increase is due primarily to the increase in size of the Company’s eZiText customer base, with 30 licensees contributing to revenue at December 31, 2002, compared to 14 in 2001, and revenue associated with operations of MLC, acquired in 2002 and included as part of Zi’s e-Learning business segment from the date of acquisition in March 2002 until its sale in November 2002.

The net loss from continuing operations for 2002 was $31.3 million compared to $10.7 million in 2001. Loss per share from continuing operations was $0.83 in 2002 compared to $0.29 in the prior year. The increase in net loss from continuing operations was largely due to $11.8 million in legal fees and litigation settlement costs, impairment of goodwill of $2 million, impairment of deferred software development costs of $2.4 million and higher losses from e-learning investments.

Revenue

Revenue from continuing operations rose $7.8 million to $13.2 million in 2002, or 145 per cent over 2001. License and implementation fees rose $5 million to $10.2 million in 2002, or 98 per cent over 2001. Other product revenue, including $2.5 million from MLC, rose $2.8 million to $3 million in 2002.

License and implementation fees reflect earned royalties from 30 eZiText licensees in 2002, compared to 14 in the same period a year earlier. During 2002, 154 new handset models embedded with eZiText were released into the market, bringing the total at December 31, 2002 to 216 compared to 62 a year earlier. The increase in the number of new handset models in the market relative to the increase in revenue reflects an industry practice of initially shipping limited quantities until a new model has gained market acceptance.

With the expansion of the Company’s customer base, Zi has substantially reduced its risk of economic dependence on two key customers. In 2002, those two customers accounted for 25 per cent of Zi’s revenues from continuing operations whereas they accounted for 51 per cent and 83 per cent of the Company’s revenues from continuing operations in 2001 and 2000, respectively.

In 2001, revenue from continuing operations rose $0.6 million or 13 per cent over 2000. License and implementation fees rose $0.6 million or 14 per cent over 2000. Other product revenue remained unchanged over the prior year. License and implementation fees reflect revenue from 14 licensees, compared to three a year earlier.

In 2000, the Company’s revenues from continuing operations rose to $4.7 million from $2.5 million in 1999. This increase of 93 per cent was largely the result of increased recurring license fees. License fees grew to $3.9 million in 2000 from $1.7 million in 1999.

Cost of sales & gross margin

In 2002, gross margin from continuing operations increased $7.8 million to $11.6 million, or 210 per cent over the 2001 level. As a percentage of revenue from continuing operations, gross margin from continuing operations increased to 88 per cent from 70 per cent in 2001.

Gross margin from license and implementations fees in 2002 increased to 96 per cent of revenue from 72 per cent of revenue in 2001. This is due to the fact that in 2002 more of the revenue was royalty based as opposed to services based. This reflects the increased royalty-bearing eZiText implementations on handset models now penetrating the market and the fact that, implementations have a higher cost of sales than license fees. This increase is partially offset by a lower gross margin as a percentage of revenue attributable to MLC than is attributed to text input software.

In 2001, gross margin from continuing operations increased $0.03 million or one per cent over the level in 2000.  As a percentage of revenue, gross margin decreased to 70 per cent from 78 per cent in 2000.

In 2000, gross margin from continuing operations increased $1.3 million to $3.7 million, or 57 per cent over the level in 1999. As a percentage of revenue, gross margin decreased to 78 per cent from 96 per cent in 1999.

Selling, general and administrative expenses

Selling, general and administrative expenses ("SG&A") from continuing operations increased $7.6 million or 75 per cent to $17.8 million in 2002 over 2001. The increase is partially attributable to SG&A of $3.2 million from the acquired MLC operations. As well, SG&A increased due to severance costs from downsizing of operations throughout 2002, higher sales commissions and withholding taxes and allowance for potentially uncollectible customer accounts.

SG&A from continuing operations increased $4.1 million or 67 per cent to $10.2 million in 2001 from $6.1 million in 2000. The increase in SG&A was due to a concerted effort to increase marketing activities in Japan, Sweden and the United States.

During 2000, SG&A from continuing operations increased $3.0 million or 98 per cent to $6.1 million from $3.1 million in 1999 reflecting increases in staff and service costs including salaries, benefits, consulting fees, travel, trade shows, advertising, promotion, accounting fees, office rent, utilities and insurance over the previous year.

Legal

Legal costs for 2002, as discussed in note 13 "Contingent Liabilities" to the Company's December 31, 2002 audited consolidated financial statements, increased $8.7 million to $11.8 million in 2002 over 2001.

During 2001, legal costs increased $1.4 million to $3.1 million compared to the previous year. The increase in legal fees was related primarily to the patent litigation as discussed in note 13 “Contingent Liabilities” to the Company’s December 31, 2002 audited consolidated financial statements. During 2000, legal costs increased to $1.6 million from $1 million in 1999.

Product research and development expense

Product research and development expense from continuing operations rose to $4.4 million in 2002 from $1.0 million in 2001. Product research and development costs relate to the development of new, but not yet commercialized products and the ongoing cost of development and enhancement of products that are already in the market and available for sale.

In 1999, eZiText was in the early stages of its life cycle and substantially all development costs were deferred. In 2000, we continued to refine and develop eZiText, and certain costs related to eZiText were expensed to reflect the maintenance and upgrade nature of the expenditure. In 2001 and 2002 this trend continued.

In the Oztime business unit, all of the product research and development costs prior to 2001 were expensed. In 2001, Oztime achieved the critical milestone of proving technical feasibility and commercial viability through customer acceptance of its technology and commenced deferral of product development costs. At September 30, 2002, the Company determined that recovery of these costs was uncertain and recorded a $2.4 million provision for impairment of all capitalized costs within Oztime.

In 2001, product research and development expense from continuing operations decreased $1.5 million or 61 per cent from 2000, primarily as a result of capitalization of product research and development costs related to Oztime. In 2000, product research and development expense from continuing operations remained constant at $2.5 million as compared to 1999.

Depreciation and amortization

Depreciation and amortization from continuing operations increased in 2002 by $0.8 million or 25 per cent to $3.9 million from $3.1 million in 2001. The increase is due to increased amortization of eZiText related deferred software development costs.

In 2001, depreciation and amortization from continuing operations was $3.1 million, a decrease of $0.5 million or 14 per cent from the level in 2000.

In 2000, depreciation and amortization from continuing operations increased to $3.6 million from $1.2 million a year earlier. The majority of the increase related to amortization of software development costs and amortization of goodwill related to the acquisitions of English Practice Inc. and Oztime.

Impairment of goodwill

In 2002, the Company determined that recovery of goodwill related to Oztime was uncertain and recorded an impairment charge of $2 million.

Impairment of intangible assets

In 2002, the Company determined that the recovery of deferred software development costs related to Oztime was uncertain and recorded an impairment charge of $2.4 million.

Interest and other income

The reduction in interest income to $0.3 million in 2002 from $1.6 million in 2001 was due to lower interest rates on lower cash balances. In 2002, interest rates earned on funds on deposit and other liquid investments fluctuated between one and 2.95 per cent.

The reduction in interest income to $1.6 million in 2001 from $3.3 million in 2000 was due to declining interest rates and lower cash balances. Interest rates earned on funds during 2000 were in the range of five to six per cent. In 2001, interest rates dropped to a low of 2.5 per cent. The Company’s cash and short-term deposits also declined from $46.9 million at the end of 2000 to $27.7 million at December 31, 2001.

The significant increase in 2000 interest income to $3.3 million from the $0.2 million recorded in 1999 was the result of interest earned on funds raised through private placements and the exercise of stock options that occurred in late 1999 and during 2000. Interest rates earned on these funds did not change significantly between 2000 and 1999.

Interest expense

Interest on long-term debt from continuing operations in 2002 included $0.1 million of interest on debt owed by Magic Lantern. Interest on long-term debt also represents interest on capital lease obligations. These obligations relate to the purchase of computer and communications equipment. In 2002, other interest expense from continuing operations includes the amortized portion of a deferred financing cost of US$0.3 million and interest expense both related to a note payable of US$3.3 million outstanding at December 31, 2002.

Interest on long-term debt from continuing operations in 2001 and 2000 represents interest on capital lease obligations. Interest expense for 2000 did not change significantly over 1999.

Income tax expense

As an international company subject to income tax rates in different countries, Zi's consolidated effective tax rate is the blend of varying rates on pre-tax profits and losses in several tax jurisdictions. Utilization of previous years' tax loss carryforwards, changes in income sources and applicable rates result in fluctuations in the effective tax rate. In 2002, 2001 and 2000, Zi incurred losses for tax purposes, the benefit of which has not been reflected in these financial statements. A valuation allowance equivalent to the full value of the future tax assets of $8 million is reflected in the financial statements.

Zi has tax loss carryforwards of approximately $79.1 million, which can be applied against future years' taxable income in their respective jurisdictions. Taxable income earned by Zi's foreign subsidiaries is subject to the Canadian foreign affiliate rules. For Canadian companies, there is no additional Canadian income tax on repatriated profits from active business operations in countries with which Canada has a tax treaty.

Net loss from continuing operations

Zi's net loss from continuing operations increased to $31.3 million in 2002 from $10.7 million in 2001. The increase in loss of$20.6 million was due to:

  $7.6 million increase in SG&A costs, which included $3.2 million as a result of the acquisition of MLC operations;
  $8.7 million increase related to legal expenditures;
  $3.4 million increase in product research and development expense;
  $0.8 million increase in depreciation and amortization;
  $2.0 million impairment of goodwill charge;
  $2.4 million impairment of intangible assets charge;
  $0.5 million increase in interest expense;
  $1.3 million decline in interest income, and;
  $1.6 million decrease in foreign exchange gain;
  $0.3 equity in net loss of significantly influenced company, offset by;
  $7.8 million increase in gross margin, and;
  $0.2 decrease in income taxes.

Zi's net loss from continuing operations increased to $10.7 million in 2001 from $5.5 million in 2000. The increase in loss of $5.2 million was due to:

  $4.1 million increase in SG&A costs;
  $1.4 million increase in legal costs;
  $1.7 million decline in interest income:
  $0.1 million increase in interest expense, and;
  $0.1 million increase in foreign exchange gain, offset by;
  $1.5 million decrease in product research and development expense, and;
  $0.5 million decrease in depreciation and amortization.

In 2000, Zi's net loss remained unchanged at $5.5 million from 1999. The changes in expense categories were as follows:

  $3.1 million increase in SG&A and product research and development costs;
  $0.6 increase in legal expenses, and;
  $2.4 million increase in depreciation and amortization, offset by;
  $1.7 million increase in foreign exchange gain;
  $1.3 million increase in gross margin, and;
  $3.1 million increase in interest income.

Financial condition and liquidity

At December 31, 2002 Zi had cash and cash equivalents of $5.3 million. The objective of Zi's investment policy for funds is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

At December 31, 2001, Zi had cash, cash equivalents and short-term investments of $27.7 million. At December 31, 2000, Zi had cash, cash equivalents and short-term investments of $46.9 million.

Cash requirements outlook

Net cash utilized by the Company in 2002, including short-term investments, was $22.3 million. The principal uses of funds were in respect of Zi Services, litigation and judgement settlement costs and the Company's e-Learning investments.

The Zi Technology business segment that offers the eZiText product operated at a near break-even level while maintaining a modest level of investment in future technology initiatives. Through the divestiture of MLC and Zi Services, cash utilization has improved significantly.

Capital requirements in 2003 include debt repayment, final payments under the AOL settlement and costs to carry Oztime until it is divested.

The Company must raise capital in order to fund these capital items.

On December 5, 2002, the Company borrowed US$3.3 million through the issuance of a note payable; originally due March 5, 2003 and then extended to April 30, 2003 on terms described in notes 8, "Note Payable" and 18, "Subsequent Events" to the Company's December 31, 2002 audited consolidated financial statements. At present, Zi has not arranged replacement financing to repay the note and there is no assurance that Zi will be successful in its efforts to complete such refinancing prior to the maturity date of the note.

On December 6, 2002, the Company settled a judgment in favour of AOL, as discussed in note 13, "Contingent Liabilities" to the Company's December 31, 2002 audited consolidated financial statements. Under the terms of the settlement agreement, the Company is, among other things, obliged to pay a further US$1.5 million by way of three installments between June 2003 and January 2004.

At present, Oztime is operating at less than breakeven cash flow and is intended to be divested during 2003.

Operating activities

Cash applied to operations in 2002 increased to $20.2 million from $6.2 million in 2001. The $14 million year over year increase in cash applied to operations was due to the increase in net loss, adjusted for non-cash items of $9.2 million and offset by $1.9 million of cash generated from non-cash working capital. Cash applied to operations in 2001 increased to $6.2 million from $1.4 million in 2000. The $4.8 million year over year increase in cash applied to operations was due to the increase in net loss, adjusted for non-cash items of $3.1 million, offset by $1.4 million of cash generated from non-cash working capital.

In 2002, non-cash working capital generated $1.9 million in cash. This was due to the increase in accounts payable at December 31, 2002 of $3.6 million partially offset by an increase in accounts receivable of $1.7 million. The increase in accounts payable relates to accrued settlement and representation costs, the increase in accounts receivable relates to a higher volume of revenue in the fourth quarter of 2002 over the same quarter of the prior year.

In 2001, non-cash working capital generated $1.4 million in cash. This was due to the increase in deferred revenue of $0.6 million at December 31, 2001. The deferred revenue at December 31, 2001 relates primarily to prepaid annual maintenance fees for eZiText licensees.

In 2000, non-cash working capital generated $0.5 million in cash. This was largely due to the growth of Zi's operating expenses, which resulted in a corresponding increase in accounts payable.

Financing activities

The Company has financed its operating and investing activities during the last three years principally as follows:

Year	Method of financing	Amount
2002	issuance of a note payable and issuance of common	$6.2	million
	shares pursuant to exercise of stock options
2001	issuance of common shares pursuant to exercise of stock options	$2.6	million
2000	issuance of common shares pursuant to private placements and exercise of stock options and warrants (net of issue costs)	$36.8	million

Investing activities

In 2002, cash generated from investing activities was $4.1 million, as compared to $13.6 million used in investing activities in 2001. Adjusted for short-term investments, cash used in investing activities was $4.5 million in 2002 compared to $5 million in the prior year.

In 2001, cash used in investing activities was $13.6 million, as compared to cash generated from investing activities of $0.5 million in 2000. Adjusted for short-term investments, cash used in investing activities was $4.5 million in 2001 compared to $5.6 million in the prior year.

The decrease of $0.5 million in 2002 over 2001 cash used in investing activities is due to a $2.4 million increase in acquisitions and dispositions of subsidiaries and a $0.5 million decrease in the purchase of capital assets, offset by a $3.3 million decrease in software development costs and a $0.1 million decrease in other deferred costs.

In 2002, $0.2 million of the deferred software developments costs related to eZiText as compared to $1.9 million in 2001. In 2001, $1.9 million of the deferred software development costs related to eZiText compared to $4.6 million in 2000.

Deferred software development costs related to Oztime decreased to $0.4 million in 2002 from $2.6 million in 2001. Deferred software development costs related to Oztime increased from nil in 2000 to $2.6 million in 2001. In Oztime, software development costs related primarily to Oztime's proprietary Learning Management System.

The reduction in the amount of cash used for investing activities during 2000 compared to 1999 was largely due to the conversion of short-term investments, which generated $6.1 million of cash. Cash was used to purchase $1.5 million of capital assets, acquire EnglishPractice.com Inc. (“EPI”) for $0.4 million and incur $3.6 million of deferred software development costs.

Impact of inflation and changing prices

Inflation is not a major factor affecting continuing operations.

Foreign currency

The foreign operations of the Company are translated into Canadian dollars for financial statement presentation. Consequently, movements in exchange rates may have a significant impact on financial results.

Substantially all of the Company's product revenues are denominated in U.S. dollars while expenses are denominated in Canadian dollars, Hong Kong dollars, U.S. dollars and Chinese Renminbi. Based on the 2002 distribution of revenues and cash flows, a one per cent change in the Canadian dollar relative to the U.S. dollar is estimated to affect revenues by $112,000 and expenses by $113,000.

Risks and uncertainties

Zi is a global company and conducts business in many countries of the world across several continents, including North America, Asia and Europe. The Company’s business is subject to risks arising out of the policies of foreign governments, imposition of special taxes or similar charges by government bodies and foreign exchange fluctuations and controls. The Company tries to minimize these risks, but there can be no assurance that they can be mitigated, or that they will not have a materially adverse effect on the business.

As discussed in note 2, "Going Concern Basis of Presentation" to the Company's December 31, 2002 audited consolidated financial statements, continued operations are dependent on the Company being able to refinance its borrowings due April 30, 2003, pay remaining scheduled installment payments due under the settlement agreement with AOL and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Special note regarding forward-looking statements

Certain statements in this Management's Discussion and Analysis constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on Zi's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions and competitive actions as described in Zi's Form 20-F.

Quarterly financial data
Quarter 4			Quarter 3
	2002	2001	2002	2001
Revenue	$4,392,214	$1,351,670	$3,467,043	$1,452,685
Gross margin	3,971,051	288,845	2,965,317	1,370,043
Net loss from continuing operations	(7,272,829)	(1,924,505)	(15,663,243)	(1,152,458)
Discontinued operations	2,503	(3,563,604)	(5,099,807)	(1,806,269)
Net loss	(7,266,332)	(5,488,109)	(20,763,049)	(2,958,727)
Net loss per share from
continuing operations - basic and diluted	(0.18)	(0.05)	(0.41)	(0.03)
Net loss per share - basic and diluted	$(0.18)	$(0.14)	$(0.54)	$(0.08)

		Quarter 2		Quarter 1
	2002	2001	2002	2001
Revenue	$3,194,368	$1,346,272	$2,149,972	$1,228,277
Gross margin	2,621,575	1,169,419	2,017,593	911,187
Net loss from continuing operations	(4,311,068)	(5,853,879)	(4,062,881)	(1,793,481)
Discontinued operations	(2,452,719)	(1,339,138)	(1,527,056)	(1,248,956)
Net loss	(6,763,787)	(7,193,017)	(5,593,932)	(3,042,437)
Net loss per share from continuing
operations - basic and diluted	(0.12)	(0.16)	(0.12)	(0.05)
Net loss per share - basic and diluted	$(0.19)	$(0.19)	$(0.15)	$(0.08)

Management’s Report

The accompanying consolidated financial statements and all information in the Annual Report have been prepared by management and approved by the Board of Directors. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and the United States of America and, where appropriate, reflect management's best estimates and judgements. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that accounting records are reliable and assets are safeguarded.

The Board of Directors appoints the Audit Committee. The Audit Committee meets with management as well as with the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The external auditors have direct access to the Audit Committee of the Board of Directors.

Deloitte & Touche LLP has audited the consolidated financial statements independently on behalf of the shareholders, in accordance with generally accepted auditing standards. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements.

"signed"	"signed"
Michael E. Lobsinger	Dale Kearns
Chairman & Chief Executive Officer	Chief Financial Officer
March 7, 2003

Auditors' Report

To the shareholders of Zi Corporation:
We have audited the consolidated balance sheets of Zi Corporation as at December 31, 2002, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2002, we conducted our audit in accordance with Canadian generally accepted auditing standards. For the years ended December 31, 2001 and 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/Deloitte & Touche LLP

Chartered Accountants

Calgary, Alberta

March 7, 2003

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in notes 7 and 10 to the financial statements. Our report is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast a substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2 to the financial statements. Our report is expressed in accordance with Canadian reporting standards, which do not require a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

/s/Deloitte & Touche LLP

Chartered Accountants

Calgary, Alberta

March 7, 2003

F I N A N C I A L R E V I E W	Zi Corporation 2002

Consolidated Balance Sheets
As at December 31	2002	2001	2000

Assets
Current assets
Cash and cash equivalents	$5,342,771	$19,090,964	$46,891,866
Short-term investments	-	8,577,503	-
Accounts receivable	4,480,800	2,752,262	3,265,301
Work-in-progress and inventory	153,975	509,298	-
Prepayments and deposits	1,110,492	909,388	1,244,111
	11,088,038	31,839,415	51,401,278

Notes receivable (note 4)	3,155,200	-	-
Capital assets - net (note 6)	2,033,738	3,160,008	2,984,978
Intangible assets - net (note 7)	1,986,937	13,082,923	8,467,096
Investment in significantly influenced company (note 4)	-	-	-
	$18,263,913	$48,082,346	$62,853,352

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$6,706,687	$3,097,692	$2,658,223
Deferred revenue	798,268	773,115	140,975
Note payable (note 8)	5,206,080	-	-
Current portion of capital lease obligations (note 9)	158,952	175,996	152,948
	12,869,987	4,046,803	2,952,146

Capital lease obligations (note 9)	32,977	159,013	238,066
	12,902,964	4,205,816	3,190,212

Contingent liabilities and going concern

(notes 2 & 13)

Shareholders' equity
Share capital (note 10)	96,502,449	94,871,503	91,975,823
Contributed surplus (note 10)	240,573	-
Deficit	(91,382,073)	(50,994,973)	(32,312,683)
	5,360,949	43,876,530	59,663,140
	$18,263,913	$48,082,346	$62,853,352

See accompanying notes to consolidated financial statements.

"signed"	"signed"
Michael E. Lobsinger	Derrick R. Armstrong
Director	Director

F I N A N C I A L R E V I E W	Zi Corporation 2002

Consolidated Statements of Loss and Deficit

Years ended December 31	2002	2001	2000

Revenue
License and implementation fees	$10,166,562	$5,130,553	$4,493,174
Other product revenue	3,037,035	248,351	249,294
	13,203,597	5,378,904	4,742,468

Cost of sales
License and implementation fees	394,749	1,412,123	987,537
Other	1,233,312	227,287	48,443
	1,628,061	1,639,410	1,035,980
Gross margin	11,575,536	3,739,494	3,706,488

Operating expenses

Selling general and administrative	(17,849,562)	(10,226,620)	(6,106,816)
Litigation and legal (note 13)	(11,794,981)	(3,052,701)	(1,643,460)
Product research and development	(4,365,803)	(1,000,614)	(2,543,341)
Depreciation and amortization (note 7)	(3,879,913)	(3,107,722)	(3,613,486)
Impairment of goodwill (note 7)	(1,976,908)	-	-
Impairment of intangible assets (note 7)	(2,424,694)	-	-
Foreign exchange gain	42,088	1,601,573	1,465,154
Operating loss before undernoted	(30,674,237)	(12,046,590)	(8,735,461)
Interest on long term debt	(139,046)	(50,744)	(7,016)
Other interest	(439,765)	(6,676)	(1,543)
Interest income and other income	286,429	1,553,973	3,276,399
Equity interest in loss of significantly influenced
company (note 11)	(343,402)	-	-
Loss from continuing operations before income taxes	(31,310,021)	(10,550,037)	(5,467,621)
Income taxes	-	(174,286)	-
Loss from continuing operations	(31,310,021)	(10,724,323)	(5,467,621)

Discontinued operations (note 5)
Loss from discontinued operations	(9,077,079)	(7,957,967)	(6,490,445)
Net loss	(40,387,100)	(18,682,290)	(11,958,066)
Deficit, beginning of year	(50,994,973)	(32,312,683)	(20,354,617)
Deficit, end of year	$(91,382,073)	$(50,994,973)	$(32,312,683)

Basic and diluted loss from continuing
operations per share (note 10)	$(0.83)	$(0.29)	$(0.15)
Loss from discontinued operations per share	(0.24)	(0.21)	(0.18)
Basic and diluted loss per share (note 10)	$(1.07)	$(0.50)	$(0.33)
Weighted average common shares	37,767,000	37,230,905	36,690,256
Common shares outstanding, end of period	37,914,250	37,544,650	36,990,967

See accompanying notes to consolidated financial statements.

F I N A N C I A L R E V I E W	Zi Corporation 2002

Consolidated Statements of Cash Flows

Years ended December 31	2002		2001	2000

Operating activities:
Net loss	$(31,310,021)		$(10,724,323)	$(5,467,621)
Items not affecting cash:
Loss (gain) on dispositions of capital assets	330,194		(20,983)	(6,744)
Depreciation and amortization	3,879,913		3,107,722	3,613,486
Impairment of goodwill	1,976,908		-	-
Impairment of intangible assets	2,424,694
Interest expense	240,573		-	-
Equity in net loss of significantly influenced company	343,402		-	-
Funds applied to operations	(22,114,337)		(7,637,584)	(1,860,879)
Decrease in non-cash working capital	1,896,595		1,410,072	457,417
Cash flow applied to operations	(20,217,742)		(6,227,512)	(1,403,462)

Financing activities:
Proceeds from issuance of common shares	1,117,446		2,645,680	36,836,643
Issuance of note payable	5,127,910		-	-
Payment of capital lease obligations	(143,080)		(139,700)	(53,973)
	6,102,276		2,505,980	36,782,670

Investing activities:
Short-term investments	8,577,503		(8,577,503)	6,111,987
Purchase of capital assets	(1,060,012)		(642,137)	(1,543,997)
Proceeds from capital dispositions	50,964		118,321	15,285
Software development costs	(978,161)		(4,318,840)	(3,591,433)
Other deferred costs	(60,000)		(142,636)	(119,202)
Acquisition of subsidiaries net of bank indebtedness	(1,884,433)		-	(350,370)
Sale of subsidiary net of cash given up	(548,461		-	-
	4,097,400		(13,562,795)	522,270

Discontinued operations	(3,730,127)		(10,516,575)	(10,529,349)

Net cash (outflow) inflow	(13,748,193)		(27,800,902)	25,372,129
Cash and cash equivalents, beginning of year	19,090,964		46,891,866	21,519,737
Cash and cash equivalents, end of year	$5,342,771		$19,090,964	$46,891,866

Non cash financing activity
Equipment acquired under capital lease	$34,200		$83,695	433,090
Patent acquired through share issuance	$-		$250,000	-
Acquisition of subsidiary	$513,500	$		$-

Components of cash and cash equivalents
Cash	$5,342,771		$4,971,376	3,572,552
Cash equivalents	$-		$14,119,588	$43,319,314

Supplemental cash flow information
Cash paid for interest	$136,888		$57,420	9,107
Cash paid for income taxes	$-		$174,286	-

See accompanying notes to consolidated financial statements.

F I N A N C I A L R E V I E W	Zi Corporation 2002

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

1. NATURE OF OPERATIONS

Zi Corporation is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business unit which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc., the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Through the Company's discontinued Zi Services business unit, Zi provided specialized product development and customized solutions in Bluetooth, VoIP and man-machine interface design to the telecommunications industry.

2. GOING CONCERN BASIS OF PRESENTATION

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred operating losses over the past three years. On December 5, 2002, the Company borrowed US$3.3 million (before fees and expenses) through the issuance of a note payable, originally due March 5, 2003 and subsequently extended to April 30, 2003, on terms described in notes 8 and 18. At present, Zi has not arranged replacement financing to repay the note and there can be no assurance that Zi will be successful in its efforts to complete such refinancing. On December 6, 2002, the Company settled a judgement in favour of Tegic Communications Inc., a division of AOL Time Warner as discussed in note 13. Under the terms of the settlement agreement, the Company, among other things, is obliged to pay a further US$1.5 million comprised of three installments between June 2003 and January 2004.

Continuing operations are dependent on the Company being able to refinance its borrowings due April 30, 2003, pay the remaining installment payments due under the settlement agreement with AOL and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to pay the remaining installment payments due under the terms of the settlement agreement with AOL, raise additional capital to meet the repayment of the note payable, increase revenue and continue as a going concern.

3. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management using the historical cost basis in accordance with Canadian generally accepted accounting principles, which conform in all material respects with those in the United States, except as disclosed in note 17.

Principles of consolidation

These consolidated financial statements include the accounts of Zi and its subsidiaries. All inter-company transactions have been eliminated. All subsidiaries are controlled by the Company except the investment in Magic Lantern Group, Inc. This investment, which the Company does not have control but exercises significant influence over operating, investing and financing policies, is accounted for using the equity method. The Company does not recognize its proportionate share of losses that would result in a negative carrying value of its equity investment. Unrecorded losses would be first offset against the Company's proportionate share of income from the equity investment upon the investee's return to profitability.

Foreign currency translation

The accounts of the Company's integrated operations in foreign subsidiaries are translated into Canadian dollars using the temporal method whereby monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at applicable historical rates. Revenue and expense items are translated at the exchange rate in effect when each of the items is recognized. Amortization is translated at the exchange rate used for those assets giving rise to the amortization.

Use of estimates

Estimates include allowance for doubtful accounts; estimated useful life of intangible assets, deferred costs and capital assets; provisions for contingent liabilities; valuation allowance for future tax assets; and revenue for licensing and engineering consulting services using the percentage of completion method, and reflect management's best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. The allowance for doubtful accounts at December 31, 2002 is $453,472 (nil at December 31, 2001 and 2000).

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Short-term investments

Short-term investments include term deposits and other highly liquid investments with original maturities greater than three months.

Capital assets

The Company records capital assets at cost and provides for amortization over the life of the asset using the declining-balance method at a rate of 30 per cent for computer and office equipment. Leasehold improvements are recorded at cost and amortized using the straight-line method over the remaining term of the lease.

In the year of disposal, the resulting gain or loss is included in income and the cost of assets retired or otherwise disposed and their related accumulated amortization are eliminated from the accounts.

F I N A N C I A L R E V I E W	Zi Corporation 2002

Intangible assets

The Company records intangible assets, excluding goodwill and intangible assets with indefinite lives at cost and provides for amortization over their expected useful lives using the straight-line method over the following periods:

Acquired software licenses	3	years
Patents acquired	11	years
Deferred start-up costs	5	years
Software development costs	3	years

Research and development costs incurred prior to the establishment of the technological and financial feasibility of a particular software project are expensed as incurred. Software development costs are capitalized when the technological and financial feasibility of a project is established. Capitalized costs are amortized commencing in the period of the product’s commercial release.

The Company periodically reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future net cash inflows from such assets is less than the carrying amount, an impairment loss is recognized.

In accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook requirements, the new CICA standards on "Business Combinations" and "Goodwill and Other Intangible Assets", are to be applied to any acquisition subsequent to June 30, 2001. Under the new accounting standards, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment at least annually. In accordance with Section 3062, the Company evaluated its goodwill and intangible assets for impairment at September 30, 2002 and determined that impairment charges were necessary (see note 7). The following table outlines the impact of the change in accounting policy, as if this change had been applied retroactively effective January 1, 2001.

Years ended December 31,	2001	2000
Net loss	$(18,682,290)	$(11,958,066)
Add: Goodwill amortization	1,083,407	614,024
Net loss, pro forma	$(17,598,883)	$(11,344,042)

Basic net loss per share, as previously reported	$(0.50)	$(0.33)
Add: Goodwill amortization	0.03	0.02
Basic net loss per share, pro forma	$(0.47)	$(0.31)

Revenue recognition

The Company recognizes revenue when it is earned and realized or realizable in a manner consistent with interpretations in Staff Accounting Bulletin No. 101 of the U.S. Securities and Exchange Commission, except as disclosed in note 17.

Revenue from consulting, licensing and engineering services is recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known.

Under licensing arrangements, the Company recognizes revenues on a percentage of completion method as discussed above provided that: a non-cancellable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Revenues from royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned.

Income taxes

Commencing January 1, 2000, the Company adopted Section 3465 of the CICA Handbook wherein the liability method is used for determining income taxes. In adopting this section, there was no impact on the audited consolidated financial statements other than as disclosed in note 12. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable that would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Valuation allowances are provided when necessary to reduce net future tax assets to an amount that is more likely than not to be realized.

Leases

Leases are classified as capital or operating leases. A lease that transfers substantially all the benefits and risks incidental to ownership is classified as a capital lease. At inception, a capital lease is recorded as if it were an acquisition of an asset and the incurrence of an obligation. Assets recorded as capital leases are amortized on a basis consistent with that of accounting for capital assets.

Earnings per share

Commencing January 1, 2001, the Company adopted the new CICA’s standard related to earnings per share. Earnings per share are computed based on the weighted average basic number of shares outstanding for the period. Diluted earnings per share have been calculated using the treasury stock method, whereby diluted earnings per share are calculated as if options were exercised at the beginning of the year and funds received were used to purchase the Company's own stock. Diluted loss per share in 2002, 2001 and 2000 was anti-dilutive.

Financial instruments

Accounts receivable, accounts payable, accrued liabilities, note payable and capital lease obligations constitute financial instruments. The carrying values of these financial instruments approximate their fair value given the relatively short periods to maturity. The note receivable constitutes a financial instrument with a fair value that is not determinable due, in part, to the unrecognized contingent portion of the note.

The Company is exposed to the risks arising from fluctuations in foreign exchange rates and the volatility of those rates. The Company does not use derivative instruments to reduce its exposure to foreign currency exchange risk.

F I N A N C I A L R E V I E W	Zi Corporation 2002

Stock-based compensation plan

Effective January 1, 2002, the Company adopted Section 3870 of the Handbook of the CICA with respect to the accounting and disclosure of stock-based compensation, which recommends that awards to employees be valued using the fair value method of accounting. These new rules also require that companies account for stock appreciation rights ("SARs") and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

The Company has a stock-based compensation plan, which is described in note 10. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Under CICA 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

4. ACQUISITIONS AND DISPOSITIONS

All acquisitions have been accounted for using the purchase method with results from operations included in these financial statements from the date of acquisition.

Acquisition - Magic Lantern Communications Ltd. ("MLC")

Effective March 18, 2002, the Company acquired all of the issued and outstanding shares of MLC. MLC is a Canadian education content provider with two subsidiaries: Tutorbuddy Inc., which is wholly owned; and Sonoptic Technologies Inc. ("STI"), which is 75 per cent owned by MLC. The remaining 25 per cent of STI is held by Provincial Holdings Ltd. ("PHL") and is subject to a redemption agreement.

MLC was acquired for cash consideration of $1,850,000, and 100,000 common shares of Zi Corporation with a value of $790,000. Of the Zi common shares issued, 35,000 shares have been placed in escrow subject to future performance obligations. In addition, there were acquisition costs amounting to $161,649 to effect the business combination.

Under the terms of the redemption agreement dated March 15, 1995, STI holds the right to redeem the 25 shares held by PHL in minimum numbers of five after December 31, 1997 provided STI has repaid all indebtedness to PHL. PHL has agreed to extend the terms of this agreement and the repayment of the loan and accrued interest until September 30, 2003. The redemption price is calculated at the higher of $0.04 per share or $0.04 per share plus the pro rata share of the increase in retained earnings of STI from March 1995 to the date of redemption. At the date of acquisition and at November 7, 2002, STI had a deficit.

At December 31, 2002, it was determined that the performance obligations attached to the 35,000 shares placed in escrow would most likely not be met. These escrowed shares were originally included in the determination of the purchase price at the purchase date. As a result, the purchase price has been adjusted to reflect the exclusion of the escrowed shares and the resulting negative goodwill has been allocated to the assets purchased.

Net assets acquired:
Bank indebtedness	$(34,433)
Non-cash working capital	52,765
Notes payable	(875,303)
Capital assets	1,623,718
Software development costs	458,402
Distribution agreements	1,300,000
$2,525,149

Software development costs and distribution agreements are amortized, on a straight-line basis, over their expected useful lives of three and six years respectively.

Disposition - Magic Lantern Communications Ltd.

On November 7, 2002, the Company completed the sale of the Magic Lantern group of companies (the "Lantern Group") to JKC Group Inc. ("JKC"), an American Stock Exchange listed company incorporated in the state of New York. The Lantern Group operations comprise the most significant portion of JKC's operations subsequent to the sale. Following the closing of the transaction on November 7, 2002, JKC was renamed to Magic Lantern Group, Inc. ("Magic Lantern").

Under the agreement, Zi received a 45 per cent equity interest in Magic Lantern, consisting of 29,750,000 shares, and a three-year promissory note of Magic Lantern in the amount of US$3,000,000. The note consideration is subject to adjustment based on the Magic Lantern’s performance for the first year after the sale. Zi may receive additional consideration of up to US$2,930,000, payable in cash and stock, if the Magic Lantern’s consolidated revenues for that period exceed US$12,222,500. The purchase price will also be subject to reduction if Magic Lantern’s revenues for that period are less than US$5,000,000. In that event, the shortfall, up to US$1,000,000, will be offset against the principal amount of the Magic Lantern’s promissory note.

The Company accounted for the sale at the date of closing by recognizing its interest in the net assets of Magic Lantern’s acquired and 55 per cent of the promissory note received, excluding the note's contingent portion of US$1,000,000. The Company's $3,498,602 book value for MLC at November , 2002, 7 consisting of patents, distribution agreements, capital and current net assets, upon closing of the transaction will result in a note receivable and an investment in shares, in the amount of $3,155,200 and $343,402 respectively, with no gain recognized. A nominal value has been ascribed to the Magic Lantern stock consideration received. Any gain upon disposition of the Magic Lantern stock consideration will not be recognized until a future sale of part or all the Company's interest to an unrelated third party.

F I N A N C I A L R E V I E W	Zi Corporation 2002

Net assets disposed:
Cash	$548,461
Non-cash working capital	54,350
Capital assets	1,606,326
Deferred development costs	865,084
Distribution agreements & other	1,221,514
Notes payable	(797,133)
$3,498,602

2000 Acquisition - EnglishPractice.com Inc. ("EPI")

On June 15, 2000, the Company acquired all the outstanding shares of EPI, an internet-website host, in exchange for $332,220 cash, closing costs of $13,932 and 250,000 shares of the Company. Of these shares, 80,000 were issued upon closing and the remainder was escrowed pending completion of certain operational milestones. In December 2000, it was agreed these milestones would not be met. As a result, the purchase agreement was amended. Eighty-five thousand shares were cancelled, 45,000 were to be released over the period May 30, 2001 to May 31, 2002 and 40,000 remained in escrow subject to certain performance obligations (see note 10).

The fair value of common shares was based on the average trading price surrounding the date of acquisition. The purchase price for EPI was allocated as follows:

Net assets acquired:
Bank indebtedness	$(4,158)
Non-cash working capital	13,253
Capital assets	11,551
Goodwill	2,138,006
$2,158,652

2000 Acquisition - Telecom Technology Corporation Limited ("TTC")

On July 22, 2000, the Company acquired all the outstanding shares of TTC, an engineering design services provider, in exchange for cash of $4,744,771. The purchase price of TTC was allocated as follows:

Net assets acquired:
Cash	$1,931,435
Non-cash working capital	431,473
Capital assets	618,070
Human capital - key management personnel	705,517
Goodwill	1,058,276
$4,744,771

5. DISCONTINUED OPERATIONS

On June 30, 2002, the Board of Directors of the Company approved the adoption of a plan to dispose of its Zi Services business unit, the telecom engineering division of the Company operated by TTC, which provided specialized product development and customized solutions in Bluetooth, VoIP and man-machine interface design. Accordingly, the results of operations of these businesses, including the estimated costs of selling and closing, were accounted for on a discontinued basis as at June 30, 2002. On July 1, 2002, the Company announced that it had signed a letter of intent to sell Zi Services. On October 31, 2002 the letter of intent expired.

Management determined that the carrying value of Zi Services, consisting of deferred software development costs of $3,289,922, goodwill of $753,140, capital assets of $54,734 and net current assets of $335,727 were no longer recoverable. As a result, the Company recognized a charge of $4,433,523 in 2002. As at December 31, 2002, the Company has sold the remaining assets of this business segment and no longer carries on any related business activities.

Year ended December 31,	2002	2001	2000
Revenue	$239,308	$852,864	$497,298
Operating Loss	$(9,077,079)	$(7,957,967)	$(6,490,445)

F I N A N C I A L R E V I E W	Zi Corporation 2002

6. CAPITAL ASSETS

		Accumulated amortization
	Cost		Net book value
2002
Computer and office equipment	$3,860,840	$2,108,722	$1,752,118
Leasehold improvements	806,338	524,718	281,620
	$4,667,178	$2,633,440	$2,033,738
2001
Computer and office equipment	$5,054,400	$2,139,247	$2,915,153
Leasehold improvements	637,635	392,780	244,855
	$5,692,035	$2,532,027	$3,160,008
2000
Computer and office equipment	$4,143,140	$1,480,452	$2,662,688
Leasehold improvements	560,008	237,718	322,290
	$4,703,148	$1,718,170	$2,984,978

Included in computer and office equipment are assets under capital lease totaling $555,536 (2001 - $516,785; 2000 - $493,871) and related accumulated amortization of $255,198 (2001 - $186,803; 2000 - $93,410).

7. INTANGIBLE ASSETS

	Cost	Accumulated amortization	Net book value
2002
Patent	$835,109	$372,776	$462,333
Software development costs	16,411,513	14,907,979	1,503,534
Goodwill and human capital	4,793,956	4,793,956	-
Acquired software licenses	75,645	54,575	21,070
Deferred start-up costs	306,143	306,143	-
	$22,422,366	$20,435,429	$1,986,937
2001
Patent	$850,390	$217,980	$632,410
Software development costs	15,100,766	5,975,729	9,125,037
Goodwill and human capital	4,793,956	1,697,431	3,096,525
Acquired software licenses	75,645	29,360	46,285
Deferred start-up costs	306,143	123,477	182,666
	$21,126,900	$8,043,977	$13,082,923
2000
Patent	$468,000	$127,636	$340,364
Software development costs	7,303,822	3,677,059	3,626,763
Goodwill and human capital	4,793,956	614,024	4,179,932
Acquired software licenses	75,645	-	75,645
Deferred start-up costs	305,351	60,959	244,392
	$12,946,774	$4,479,678	$8,467,096

During 2002, $1,756,126 (2001 - $7,796,943; 2000 - $4,626,449) of development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization in 2002 includes $2,587,359 of amortization of development costs (2001 - $2,298,670; 2000 - $2,427,342).

In accordance with Section 3062 of the CICA Handbook, "Goodwill and Other Intangible Asset", the Company tested for impairment of goodwill at September 30, 2002 and recorded an impairment charge of $1,976,908 in the year in respect to its e-Learning business. The Company reviewed the carrying value of its other intangible assets and determined that the deferred software development and start-up costs related to the Company's China based e-Learning business at September 30, 2002 may not be recoverable and recorded a charge of $2,424,694.

8. NOTE PAYABLE

On December 5, 2002, the Company borrowed US$3,300,000 (before fees and expenses) through the issuance of a note payable. The note payable, which bears interest at 12 per cent per annum payable monthly, was due March 5, 2003 and extended to April 30, 2003 (see note 18). The lender was issued 100,000 share purchase warrants upon funding which are exercisable at one common share to one share purchase warrant for a price of $3.62 per share (see note 10). A commitment fee of US$300,000 was paid upon funding and has been deferred and is being amortized over the term of the note. As part of interest expense recorded in 2002, the Company has amortized $156,361 of the commitment fee. The note is secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer, who is also a director of the Company and a share pledge agreement by the Company which pledges and grants a first security interest in 29,750,000 shares of Magic Lantern, held by the Company.

9. CAPITAL LEASE OBLIGATIONS

The Company has entered into leases for computer equipment with payment terms over three years with interest at rates varying between 8.86 per cent to 19.22 per cent. Obligations as at December 31, 2002 were $191,929 (2001 - $335,009; 2000 - $391,014). The current portion at December 31, 2002 was $32,977 (2001 - $175,996; 2000 - $152,948).

F I N A N C I A L R E V I E W	Zi Corporation 2002

The future minimum lease payments under the capital leases are as follows:

2003	$172,874
2004	30,978
2005	4,444
Total minimum lease payments	208,296
Amount representing interest	16,367
Amount included in current liabilities	158,952
$32,977

10. SHARE CAPITAL

	Number of shares	$ Amount
Authorized:
Unlimited number of common shares
Unlimited number of Class A, 9% convertible, preferred shares
Issued: Common shares
Balance, December 31, 1999	34,818,867	$53,326,681
Issued on exercise of stock options	772,100	2,840,562
Issued pursuant to acquisition of EPI less shares held in performance escrow	125,000	1,812,500
Issued under private placements	1,275,000	33,996,080
Balance, December 31, 2000	36,990,967	$91,975,823
Issued on exercise of stock options	528,683	2,645,680
Issued for patents acquired	25,000	250,000
Balance, December 31, 2001	37,544,650	94,871,503
Issued on exercise of stock options	304,600	1,117,446
Issued pursuant to acquisition of Magic Lantern	65,000	513,500
Balance, December 31, 2002	37,914,250	$96,502,449

Common share warrants

At December 31, 2002, the Company had 100,000 share purchase warrants to acquire 100,000 common shares of the Company at a price of $3.62 per share outstanding (see note 8). The warrants were issued December 5, 2002 and expire two years from the date of issue. The Company has recorded, as part of other interest expense, a charge of $240,573 calculated by using the Black-Scholes option pricing model (see note 8).

At December 31, 2001, the Company issued 1,482,233 share purchase warrants to acquire 1,482,233 common shares of the Company. These warrants were initially issued in connection with private placements in 1999 and 2000. On December 10, 2001, the Company amended the terms of the warrants to extend their expiry date to December 29, 2002 and to amend the exercise price to US$7.00. The Company did not assign any value to these warrants. These warrants expired December 29, 2002.

Stock options

At December 31, 2002, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

Under the terms of the Stock Option Plan, options may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company's shares on the day preceding the date of grant. The options are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant.

Since inception of the Stock Option Plan in 1993, shareholders have approved resolutions reserving a total of 11,615,000 common shares for issuance under the plan. At December 31, 2002, the Company had 2,086,317 shares remaining reserved for possible future allocation under the plan.

Stock option activity and related information for the three years ended December 31, 2002 is as follows:

		2002		2001		2000
	Shares	Weighted	Shares	Weighted	Shares	Weighted
	under	average	under	average	under	average
	options	exercise price	options	exercise price	options	exercise price

Outstanding, beginning of year	5,874,852	$9.43	5,486,151	$9.09	4,267,600	$5.37
Granted	306,666	8.84	1,893,498	10.85	2,374,217	14.61
Exercised	(304,600)	3.67	(528,683)	5.00	(772,100)	3.66
Cancelled	(741,218)	15.10	(976,114)	12.68	(383,566)	12.62
Outstanding, end of year	5,135,700	8.92	5,874,852	9.43	5,486,151	9.09
Exercisable, end of year	4,671,129	$8.74	4,382,515	$8.57	3,569,731	$7.14

F I N A N C I A L R E V I E W	Zi Corporation 2002

The following table summarizes the exercise price ranges of outstanding and exercisable options as of December 31, 2002:

	Total options outstanding			Options exercisable

	Number	Weighted	Weighted	Number	Weighted
	outstanding	average	average	exercisable	average
	December 31,	remaining	exercise	December 31,	exercise
Range of exercise prices	2002	contractual life	price	2002	price
$ 2.10 - $5.05	1,458,034	1.3 years	$2.96	1,438,034	$2.95
$ 7.00 - $10.71	2,045,166	2.6 years	$9.25	1,822,264	$9.22
$11.00 - $16.60	1,548,500	2.3 years	$12.54	1,326,831	$12.52
$22.95 - $31.00	33,000	1.9 years	$23.68	33,000	$23.68
$45.40 - $47.30	51,000	1.6 years	$46.74	51,000	$46.74
$ 2.10 - $47.30	5,135,700	2.1 years	$8.92	4,671,129	$8.74

Under the fair value method, the pro forma effect on the Company's net loss and net loss per share is as follows:

Compensation Costs Year ended December 31, 2002
Net loss:	$(40,387,100)
Add: Stock option expense	(604,477)
Net loss, pro forma	$(40,991,577)
Basic net loss per share	$(1.07)
Add: Stock option expense	(0.02)
Basic net loss per share, pro forma	$(1.09)

Escrowed shares

Pursuant to the acquisition of EPI (see note 4) the Company has 40,000 shares in escrow that are subject to release based upon performance obligations. Pursuant to the acquisition of MLC (see note 4), the Company has 35,000 shares in escrow that are subject to performance obligations.

11. EQUITY INTEREST IN SIGNIFICANTLY INFLUENCED COMPANY

The Company holds a 45 per cent interest in Magic Lantern received upon the disposition of MLC on November 7, 2002 (see note 4). The Company's proportionate share of the loss from Magic Lantern's operations between November 8, 2002 and December 31, 2002 is $512,701 of which $343,402 has been recognized to reduce the investment in Magic Lantern to nil.

12. INCOME TAXES

Substantially all of the Company's activities are carried out through operating subsidiaries in several countries. The income tax effect of operations depends on the tax legislation in each country and operating results of each subsidiary and the parent company. The provision for income taxes reflects an effective tax rate that differs from the corporate tax rate for the following reasons:

	2002	2001	2000
Combined basic Canadian federal and provincial income tax rate	39%	42%	42%
Expected combined Canadian federal and provincial tax recovery based on above rates	$(15,750,970)	$(7,773,362)	$(4,990,332)
Rate adjustment differences	1,057,477	-	-
Differences in foreign statutory tax rates	3,265,605	1,791,526	2,002,931
Permanent differences	76,767	1,098,170	40,211
Canadian large corporations tax	-	174,286	123,968
Loss on sale of Zi Services assets	(1,375,514)	-	-
Gain on sale of Magic Lantern	7,204,181	-	-
Equity loss in significantly influenced company	134,339	-	-
Unrecognized recoveries on losses	(3,769,181)	(21,328)	(729,375)
Non-deductible goodwill	1,215,354	780,670	-
Other	(48,470)	(64,538)	(144,982)
Valuation allowance	7,990,412	4,188,862	3,697,579
Consolidated income tax	$-	$174,286	$-

The components of future income taxes at December 31, 2002 are as follows:
Capital assets	$319,680
Software development costs	154,962
Patents	63,342
Share issue costs	464,164
Other	55,815
Loss carryforwards	21,629,875
22,687,838
Valuation allowance	(22,687,838)
Net future income tax asset	$-

F I N A N C I A L R E V I E W	Zi Corporation 2002

The Company provided a full valuation allowance against the future income tax assets based on the Company's evaluation of the likelihood of realization of future tax losses.

At December 31, 2002, the Company and its subsidiaries ("the Group") has non-capital losses of $28,904,126 which are available to reduce Canadian taxable income in future years. If not utilized, these losses will expire as follows:

2003	$841,212
2004	$804,380
2005	$2,617,745
2006	$888,778
2007	$2,280,846
2008	$2,978,194
2009	$5,900,152
2010	$12,592,819

The Group has non-capital losses for Chinese tax purposes of $12,559,051. If the losses are not utilized, these losses will begin to expire in 2003.

The Group also has non-capital losses for Hong Kong tax purposes of $31,522,968. These losses may be carried forward indefinitely.

The Group has carryforward net operating losses for US federal and state income tax purposes of approximately $4,900,525. Federal net operating loss carryforwards will expire if not utilized in 2016. For state purposes, the net operating losses, if not utilized, will expire in 2005 ($3,475,075) and 2006 ($1,425,450).

13. CONTINGENT LIABILITIES

The US$9 million damages judgement awarded to Tegic was settled pursuant to a written settlement agreement with AOL dated December 6, 2002 and a consent judgement (the “Consent Judgement”) dated December 20, 2002. Settlement costs have been included as part of legal and litigation costs as at December 31, 2002, including US$1.5 million (the "Outstanding Balance") which remains to be paid in scheduled installment payments beginning in June 2003 and ending on January 2, 2004. In the event that any of the scheduled Outstanding Balance payments are not paid as required under the terms of the settlement agreement, then the amount of US$9 million less all payments made to AOL to the date of such payment default becomes immediately due and payable by the Company to AOL (the "Default Payment Amount"). In the event of any Outstanding Balance payment default, the Default Payment Amount would range between US$4.5 million to US$6 million depending upon the date of such payment default. Security agreements entered into by the Company with AOL to secure payment of the Default Payment Amount become enforceable in the event of any Outstanding Balance payment default. When the Outstanding Balance is paid to AOL in full on or before the scheduled payment dates, the security agreements entered into by the Company with AOL are terminated and the Company is fully released from any obligation to pay the Default Payment Amount to AOL.

The Default Payment Amount also becomes due and payable by the Company to AOL if, prior to the payment in full of the Outstanding Balance to AOL, any of the following circumstances occurs and are not cured within ten days of occurrence:

(i)	the Company advances any claims against AOL or its affiliates in respect of patent infringement before July 6, 2003;
(ii)	the Company or any other person commences any action to avoid any payments made by the Company to AOL including any of the remaining scheduled installment payments;
(iii)	the Company violates the terms of the Consent Judgement; or
(iv)	the Company breaches any of the terms of the settlement agreement.

14. RELATED PARTY TRANSACTIONS

The following table outlines the Company's related party transactions:

	2002	2001	2000
Legal services provided by two law firms in which a director is a partner	$228,593	$101,276	$106,847
Consulting fees paid to a firm owned by a director	$188,422	$78,505	$-
Consulting fees paid to a firm owned by an officer	$7,128	$68,267	$-

These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third party. At the year-end, the amounts due to related parties are as follows:

	2002	2001	2000
Due to law firm in which a director is a partner	$24,058	$5,721	$17,346
Due to officers	$-	$-	$95,260
Due to companies owned by a director or officer	$15,591	$23,156	$-

A private company owned by an officer, who is also a director of the Company, has guaranteed the note payable by the Company through a limited recourse guarantee and share pledge agreement (see note 8).

15. COMMITMENTS

The Company rents premises and equipment under operating leases, which expire at various dates up to June 2007.

Annual rentals under these leases for each of the next five years are as follows:

2003	$940,786
2004	739,989
2005	304,055
2006	258,969
2007	129,485
$2,373,284

F I N A N C I A L R E V I E W	Zi Corporation 2002

16. SEGMENTED INFORMATION

The Company's primary operations are located in North America. The Company operates four reportable geographic segments through three reportable business units:

			Revenue

		License and	Software		Operating
		implementation fees	and other	Total	profit (loss)
2002	Zi Technology	$10,166,562	$-	$10,166,562	$(1,592,608)
	e-Learning	-	3,037,035	3,037,035	(10,810,087)
	Other	-	-	-	(18,614,944)
	Total	$10,166,562	$3,037,035	$13,203,597	$(31,017,639)
2001	Zi Technology	$5,130,553	$-	$5,130,553	$(285,428)
	e-Learning	-	248,351	248,351	(1,845,246)
	Other	-	-	-	(9,915,916)
	Total	$5,130,553	$248,351	$5,378,904	$(12,046,590)
2000	Zi Technology	$4,467,252	$228,795	$4,696,047	$813,434
	e-Learning	25,922	20,499	46,421	(3,471,853)
	Other	-	-	-	(6,077,042)
	Total	$4,493,174	$249,294	$4,742,468	$(8,735,461)

Identifiable assets			2002	2001	2000
	Zi Technology		$8,597,467	$7,646,271	$7,724,503
	e-Learning		3,989,957	8,212,813	5,425,025
	Zi Services (note 5)		-	7,373,128	3,666,013
	Other		5,676,489	24,850,134	46,037,811
	Total		$18,263,913	$48,082,346	$62,853,352

The investment in significantly influenced subsidiary and its associated loss have been included as part of the e-Learning business unit and as part of the Canadian geographic segment. Other includes unallocated segment expenses such as legal fees, public company costs, and head office costs.

			Revenue
		License and
		implementation	Software and		Operating	Identifiable
		fees	other	Total	profit (loss)	assets
2002	Canada	$3,634,538	$2,573,660	$6,208,198	$(20,312,686)	$13,491,016
	China	2,146,176	463,375	2,609,551	(10,169,842)	2,059,054
	USA	4,385,848	-	4,385,848	290,298	2,449,365
	Other	-	-	-	(825,409)	264,478
	Total	$10,166,562	$3,037,035	$13,203,597	$(31,017,639)	$18,263,913
2001	Canada	$2,777,720	$41,443	$2,819,163	$(5,849,234)	$30,650,257
	China	1,303,993	206,908	1,510,901	(1,217,576)	16,003,508
	USA	1,022,436	-	1,022,436	(2,662,962)	624,304
	Other	26,404	-	26,404	(2,316,818)	804,277
	Total	$5,130,553	$248,351	$5,378,904	$(12,046,590)	$48,082,346
2000	Canada	$3,764,713	$152,514	$3,917,227	$(3,452,773)	$52,608,165
	China	433,168	96,780	529,948	(3,375,373)	9,226,352
	USA	295,293	-	295,293	(1,295,666)	600,400
	Other	-	-	-	(611,649)	418,435
	Total	$4,493,174	$249,294	$4,742,468	$(8,735,461)	$62,853,352

In 2002, two customers accounted for 25 per cent (44 per cent - 2001; 75 per cent - 2000) of the Company's total revenue.

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements, prepared in accordance with Canadian GAAP, conform to those generally accepted in the United States ("US GAAP"), in all material respects, except:

Revenue recognition

Pursuant to US GAAP, any revenue associated with contracts having multiple elements must be deferred and recognized rateably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. In addition, US GAAP requires that contracts involving significant modifications or customization of the software sold be accounted for under the guidelines of contract accounting. Consequently, pursuant to US GAAP, all the revenue and the associated costs of the license and engineering agreement with Sony Ericsson Mobile Communications AB (the "Sony Ericsson contract") would be deferred at December 31, 1998 and amortized into income beginning January 1, 1999 over the period to December 31, 2000.

Start-up costs

Pursuant to US GAAP, costs of start-up activities and organizational costs are to be expensed as incurred. Start-up costs include those one-time activities related to organizing a new entity. Consequently, pursuant to US GAAP, all start-up costs associated with the 1999 acquisition of Beijing Oz Education Network Ltd. ("Oztime") have been expensed as incurred. Related amortization charges recorded pursuant to Canadian GAAP are excluded from income under US GAAP.

F I N A N C I A L R E V I E W	Zi Corporation 2002

Loss per common share

Pursuant to Canadian GAAP, common shares held in escrow that are subject to future performance level criteria are included as outstanding shares in the calculation of loss per share. US GAAP requires that these shares (75,000 in 2002; 40,000 in 2001; 40,000 in 2000) be excluded from the calculation of basic loss per share.

Share capital

Pursuant to Canadian GAAP, the December 31, 1997 stated capital of the Company was reduced by its December 31, 1996 deficit of $33,349,455. US GAAP does not allow for such restatement. This reclassification has no effect on net shareholders' equity as at December 31, 2000, 2001 and2002.

Income taxes

In computing a future tax asset, for which a full valuation allowance would be recorded (see note 12), the same effective tax rate was used for Canadian and US GAAP.

Foreign currency translation

Zi Corporation's functional currency, on a stand-alone basis, is the Canadian Dollar and the Chinese and Hong Kong subsidiaries' functional currencies are the Chinese Renminbi and the Hong Kong Dollar, respectively. Under US GAAP, the Company, on a consolidated basis, is required, for the years ended December 31, 2000, 2001 and 2002, to translate the accounts of its subsidiaries to Canadian dollars using the current rate method. The translation under the current rate method is not materially different from Canadian GAAP.

Consolidated statement of loss

The application of US GAAP would have the following effects on net loss as reported:

	2002	2001	2000
Net loss from continuing operations as reported in
accordance with Canadian GAAP	$(31,310,021)	$(10,724,323)	$(5,467,621)
Adjustments:
Sony Ericsson revenue adjustment	-	-	1,772,242
Sony Ericsson associated cost adjustment	-	-	(226,214)
Start-up costs adjustment	-	(793)	(43,557)
Start-up costs amortization	182,666	62,518	60,959
Stock options issued to non-employees	-	-	(52,292)
Total adjustments	182,666	61,725	1,511,138
Net loss from continuing operations under US GAAP	$(31,127,355)	$(10,662,598)	$(3,956,483)
Net loss under US GAAP	$(40,204,434)	$(18,620,565)	$(10,446,928)
Loss from continuing operations per share under US GAAP	$(0.82)	$(0.29)	$(0.11)
Loss per share under US GAAP	$(1.06)	$(0.50)	$(0.29)

Shares outstanding used to compute per share figures under US GAAP are as follows:

	2002	2001	2000
Weighted average number of shares	37,767,000	37,190,905	36,650,256

Stock-based compensation

In 1995, the United States Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." The Company has a stock-based compensation plan as more fully described in note 10. With regard to its stock option plan, the Company applies the Accounting Principles Board ("APB") Opinion No. 25 in accounting for this plan and accordingly a compensation cost of $52,292 has been recognized for grants to non-employees in 2000. Had compensation expense been determined based on fair value at the grant dates for the stock option grants to employees consistent with the method of SFAS No. 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below:

	2002	2001	2000
Net loss from continuing operations under US GAAP:
As reported	$(31,127,355)	$(10,662,598)	$(3,956,483)
Pro forma	(40,668,936)	(19,831,733)	(17,383,906)
Pro forma Net loss under US GAAP:	$(49,746,015)	$(27,789,700)	$(23,874,351)
Net loss per common share from continuing operations
under US GAAP:
As reported	$(0.82)	$(0.29)	$(0.11)
Pro forma	(1.08)	(0.58)	(0.47)
Net loss per common share under US GAAP:	$(1.32)	$(0.75)	$(0.65)
Stock options issued during period	306,666	1,893,498	2,374,217
Weighted average exercise price	$8.84	$10.85	$14.61
Weighted average fair value of options granted during the period	$4.32	$5.35	$8.74

The foregoing information is calculated in accordance with the Black-Scholes option pricing model, using the following data and assumptions: volatility, as of the date of grant, computed using the prior one to three-year weekly average prices of the Company's Common Shares, which ranged from 65 per cent to 97 per cent; expected dividend yield - nil; expected life - three years; risk-free rate of return as of the date of grant - 3.93 per cent to 6.75 per cent, based on Government of Canada Bond yields.

F I N A N C I A L R E V I E W	Zi Corporation 2002

Consolidated balance sheets

The application of US GAAP would have the following effects on balance sheet items as reported:

SHAREHOLDERS' EQUITY	2002	2001	2000
Shareholders' equity under US GAAP, beginning of year	$43,693,863	$59,418,748	$31,164,242
Share capital issued and contributed surplus	1,871,519	2,895,680	38,701,434
Net loss from continuing operations under Canadian GAAP	(31,310,021)	(10,724,323)	(5,467,621)
Net loss from discontinued operations under Canadian GAAP	(9,077,079)	(7,957,967)	(6,490,445)
Adjustments to net loss for the year under US GAAP	182,666	61,725	1,511,138
Shareholders' equity under US GAAP, end of year	$5,360,948	$43,693,863	$59,418,748

New accounting standards

In June 2001, the FASB approved SFAS No. 141 "Business Combinations" and issued this statement in July 2001. SFAS 141 establishes new standards for accounting and reporting requirements for business combinations and will require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling of interest method will be prohibited. Adoption of SFAS 141 in 2002 has not had a material impact on the Corporation's financial statements.

In June 2001, the FASB approved SFAS No. 142 "Goodwill and Other Intangible Assets", which supersedes APB Opinion No. 17 "Intangible Assets". The FASB issued this statement in July 2001. SFAS 142 establishes new standards for goodwill acquired in a business combination and eliminates amortization of goodwill and instead sets forth the method to periodically evaluate goodwill for impairment. Adoption of SFAS 142 in 2002 has not had a material impact on the Corporation's financial statements (see note 3).

SFAS 143, Accounting for Asset Retirement Obligations, is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 143 applies to the legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The Corporation has not yet evaluated the effect that SFAS No. 143 will have on the financial statements.

SFAS 144, Accounting for the Impairment or Disposal of Long Lived Assets, supersedes both SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30. SFAS 144 retains the fundamental provisions of SFAS 121 for recognizing and measuring impairment losses on long-lived assets. SFAS 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity rather than a segment of a business. SFAS 144 is effective for all fiscal years beginning after December 15, 2001. Adoption of SFAS 144 in 2002 has not had a material impact on the Corporation's financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 elaborates on the disclosures we must make about our obligations under certain guarantees that we have issued. It also requires us to recognize, at the inception of a guarantee, a liability for the fair value of the obligations we have undertaken in issuing the guarantee. The initial recognition and initial measurement provisions are to be applied only to guarantees issued or modified after December 31, 2002. Adoption of these provisions will not have a material impact on our financial position or results of operations. The disclosure requirements are effective for annual or interim periods ending after December 15, 2002.

In January 2003, the FASB issued Statement No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123". SFAS 148 amends SFAS 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 has no material impact on us, as we do not plan to adopt the fair value method of accounting for stock options at the current time. We have included the required disclosures in Note 10 to these financial statements.

The following standards issued by the FASB do not impact us:

(i)	Statement No. 145 - "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", effective for financial statements issued on or after May 15, 2002;
(ii)	Statement No. 146 - "Accounting for Costs Associated with Exit or Disposal Activities", effective for exit or disposal activities initiated after December 31, 2002;
(iii)	Statement No. 147 - "Acquisitions of Certain Financial Institutions - an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", effective for acquisitions on or after October 1, 2002; and
(iv)	Interpretation No. 46 - "Consolidation of Variable Interest Entities", effective for financial statements issued after January 31, 2003.

18. SUBSEQUENT EVENTS

On March 4, 2003, the Company received an extension of maturity date to April 30, 2003, of the note payable loan agreement (see note 8). The extension terms include a four per cent extension fee payable in the form of shares of the Company issued at a five per cent discount. Principal payments of US$30,000 are due on March 5 and April 5, 2003, respectively.

19. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

Directors	Senior Management Team	Additional Information is available on the Company's website or by contacting:
Derrick R. Armstrong	Michael E. Lobsinger
Director	Chairman and Chief Executive Officer	Investor Relations
T 403.233.8875
Howard R. Balloch	Gary Kovacs	F 403.233.8878
Director	President	E investor@zicorp.com
W www.zicorp.com
Simon X. Jiang	George Tai
Director	Chief Operating Officer	Banker
HSBC Bank Canada
Michael E. Lobsinger	Dale Kearns
Chairman of the Board	Chief Financial Officer	Legal Counsel
Borden Ladner Gervais LLP
Rod M. Love	Todd Simpson	Barristers and Solicitors
Director	Chief Technology Officer
Auditor
Thompson MacDonald		Deloitte & Touche LLP
Director
Transfer Agent
Michael Mackenzie		CIBC Mellon Trust Company
Director
Stock Exchange Listing
NASDAQ: ZICA
Toronto Stock Exchange: ZIC

Annual General Meeting

The Annual General Meeting of the common shareholders of Zi Corporation will be held at 3:00p.m. at the Calgary Petroleum Club,Cardium Rooms A & B, 319-5th Avenue SW, Calgary, Alberta Canada on Wednesday, June 11th, 2003.

We encourage all shareholders unable to attend to sign and return the proxy form prior to the meeting as per the instructions in the Management Information Circular.

©	2003 Zi Corporation. All Rights Reserved. eZiText and Zi are registered trademarks of Zi Corporation; the Zi logo and all the pr oduct names, including eZiTap and eZiNet , whether or not appearing in large print or with the trademark symbol, are trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

ZI corporation

2100, 840 - 7 Avenue SW

Calgary, Alberta Canada T2P 3G2

P (403) 233-8875

F (403) 233-8878

W www.zicorp.com